UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b), (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Concert Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

206022105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206022105	13G	Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Concert Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

99 Hayden Avenue, Suite 500, Lexington, MA, 02421

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is filed by TVM Life Science Ventures VI GmbH & Co KG ("TVM VI"), TVM Life Science Ventures VI L.P. ("TVM VI Cayman" and together with TVM VI, the "Funds"), TVM Life Science Ventures Management VI L.P. ("TVM VI Management") and Hubert Birner ("Birner"), Stefan Fischer ("Fischer"), and Helmut Schühsler ("Schühsler") (collectively, the "IC Members"), and Alexandra Goll ("Goll").  The IC Members are the members of the investment committee of TVM VI Management.   TVM VI, TVM VI Cayman, TVM VI Management and the IC Members are collectively referred to herein as the "Reporting Persons".

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is c/o TVM Capital Group, Maximilianstrasse 35C, Munich, 2M, 80539, Germany.

Item 2(c).	Citizenship:

TVM VI is a German limited partnership. TVM VI Cayman is a Cayman Islands exempted limited partnership.  TVM VI Management is a Delaware limited partnership.  Birner, Fischer, Goll and Schühsler are citizens of Germany.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

206022105

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

Not applicable.

Item 4.	Ownership.

Not applicable.

CUSIP No. 206022105	13G	Page 3 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to beneficially own five percent (5%) or more of the Issuer's outstanding Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 206022105	13G	Page 4 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 5, 2018

TVM LIFE SCIENCE VENTURES VI GMBH & CO KG

By:         TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.
Special Limited Partner

By:  /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

TVM LIFE SCIENCE VENTURES VI L.P.

By:         TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.
Special Limited Partner

By:   /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By:   /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

*
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

*
Helmut Schühsler

/s/ Stefan Fischer
  Stefan Fischer
  As attorney-in-fact

* This Amendment No. 1 to Schedule 13G was executed by Stefan Fischer on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 206022105	13G	Page 5 of 6 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Concert Pharmaceuticals, Inc.

Date:     February 5, 2018

TVM LIFE SCIENCE VENTURES VI GMBH & CO KG

By:         TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.
Special Limited Partner

By:  /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

TVM LIFE SCIENCE VENTURES VI L.P.

By:         TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.
Special Limited Partner

By:   /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

TVM LIFE SCIENCE VENTURES MANAGEMENT VI L.P.

By:   /s/ Stefan Fischer
Name: Stefan Fischer
Title: Authorized Officer

By:   /s/ Josef Moosholzer
Name: Josef Moosholzer
Title: Authorized Officer

*
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

*
Helmut Schühsler

 /s/ Stefan Fischer
   Stefan Fischer
   As attorney-in-fact

*   This Agreement with respect to Schedule 13G was executed by Stefan Fischer on behalf of the individuals listed above pursuant to Powers of Attorney, copies of which are attached as Exhibit 2.

CUSIP No. 206022105	13G	Page 6 of 6 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Josef  Moosholzer, Stefan Fischer and Sascha Berger, and each of them, with full power to act without the others, his or her true and lawful attorney- in-fact, with full power of substitution , to sign any and all instruments, certificates and documents  that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in- fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confining all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 29th day of June 2017.

/s/ Hubert Birner
Hubert Birner

/s/ Stefan Fischer
Stefan Fischer

/s/ Helmut Schühsler
Helmut Schühsler